Mail Stop 3561

Ignacio Antonanzas
Chief Executive Officer
Enersis S.A.
Avenida Santa Rosa 76, Santiago
Santiago, Chile

      Re: **Enersis S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2007
              Filed June 6, 2008
              File No. 1-12440

Dear Mr. Antonanzas:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and Financial Review and Prospects, page 71

Trend Information, page 112

1. Please expand this section to discuss recent trends that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you posted a net profit of 188bn pesos in 2007, a 38.7% decrease from 307bn pesos in 2006. Discuss whether you expect that trend to continue, in light of cost of liquid

fuels, low hydro levels or other factors. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease.

Major Shareholders and Related Party Transactions, page 122

2. Please disclose the name of the four investment funds through which AFP Provida holds 5.3% of your outstanding common stock.

Controls and Procedures

3. We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives." Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Note 23. Other Income and Expenses, page F-88

4. We note the disclosure entitled "reversal of contingencies provision and other provisions" within the "other income and expenses" caption. In that regard, tell us the nature of this line item and the related accounting policies under Chilean and US GAAP. We further note that the amounts have been increasing over the past three years and have reached approximately Ch$77 million for the year ended December 31, 2007. Also, explain to us why the reversal is not considered a correction of an error under US GAAP. We may have further comment.

***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Accountant, at (202) 551-3339, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director